August 19, 2011

via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings, S.A
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 2, 2011
File No. 001-33364

Dear Mr. Rosenberg:

On the behalf of Flagstone Reinsurance Holdings, S.A.(the “Company”), this letter responds to the letter dated August 9, 2011 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) filed with the Commission on March 2, 2011.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment.  The page numbers in the bold captions refer to pages in the 10-K, as applicable, as filed with the Commission.

RESPONSES

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

Share Based Compensation, page 104

1. You disclose that your reporting currency is the U.S. dollar and that your subsidiaries have one of the following functional currencies: U.S. dollar, Euro, Swiss franc, Indian rupee, British pound sterling, Canadian dollar or South African rand. You also disclose on page 5 that you have employees in Luxembourg, Bermuda, Switzerland, India, the U.K., Canada, Puerto Rico, Dubai, Cayman Islands and South Africa with most of your senior management located in Luxembourg, Switzerland, Bermuda and London. On your website you indicate that your shares are traded on the New York Stock Exchange and the Bermuda Stock Exchange.

Please tell us whether you grant share-based awards to employees outside Bermuda or the US. If so, please tell us whether the exercise prices are denominated in currencies other than the functional currency of the foreign operation for which the employee provides services or the payroll currency of the employee and, if so, whether you account for these awards as liabilities under ASC 718-10-25-14.

Response:

The Company respectfully advises the Staff that it grants share based awards to employees outside Bermuda and the United States. In summary, the Company’s share based compensation plan consists of Performance Share Units (“PSU’s”) and Restricted Share Units (“RSU’s”). We do not grant any share options. The PSU and RSU awards do not have an exercise price. As such, the Company concluded that the guidance in ASC 718-10-25-14 is not applicable since there are no awards with exercise prices and there are no exercise prices denominated in currencies other than the functional currencies.

The Company evaluated the PSU’s and RSU’s in accordance with the guidance under ASC 718-10-25-11 and the Company respectfully advises the Staff it considers that equity classification is appropriate as the underlying shares are not classified as liabilities and the Company is in control of  the  settlement of  the PSU’s and the RSU’s.

In addition, the Company evaluated the PSU’s and RSU’s in accordance with the guidance under ASC 718-10-25-15 and considers equity classification appropriate due to (i) the substantive terms of the PSU and RSU awards, (ii) the Company’s past practice of issuing common shares upon vesting, (iii) the Company’s ability to deliver the common shares and (iv) the Company is in control of the settlement of the awards.

7. Investments, page 110

Your investments in other foreign governments represent 18% of your total investments and increased from $114.4 million at December 31, 2009 to $285.9 million at December 31, 2010.

Please disclose the amortized cost and fair value of your investments in sovereign debt and financial institutions in Portugal, Italy, Ireland, Greece and Spain.

Please also disclose the aggregate cost and fair value of your investments in the Euro Zone.  Please refer to ASC 825-10-50-20 and 825-10-50-21.

Response:

The Company respectfully advises that in accordance with the Financial Instruments Topic of the FASB ASC, the Company elects the fair value option for all fixed maturity investments with any movement in unrealized gains and losses being recorded within net realized and unrealized gains (losses) on investments within the consolidated statements of operations and comprehensive income (loss).

The Company’s investment portfolio is managed in accordance with the diversification strategy outlined in the Company’s investment policy guidelines.  Specific provisions limit the allowable holdings of a single issue or issuer. The Company believes that there are no significant concentrations of credit risk associated with its investments.

(a)	Sovereign debt and financial institutions – Portugal, Italy, Ireland, Greece and Spain.

The amortized cost and fair value of the sovereign debt and financial institutions of Portugal, Italy, Ireland, Greece and Spain amounted to $18.7 million and $18.5 million as at December 31, 2010 and $0.8 million and $0.8 million as at December 31, 2009, respectively.

Based upon fair values, our holdings of sovereign debt and financial institutions of Portugal, Italy, Ireland, Greece and Spain amounted to 6.5% and 0.7% of “Other foreign governments” and 1.2% and 0.1% of “Total investments” as at December 31, 2010 and December 31, 2009, respectively.

(b)	Sovereign debt and financial institutions – Euro Zone.

The amortized cost and fair value of the sovereign debt and financial institutions of the Euro Zone amounted to $66.7 million and $68.5 million as at December 31, 2010 and $53.4 million and $55.4 million as at December 31, 2009, respectively.

Based upon fair values, our holdings of sovereign debt and financial institutions of the Euro Zone amounted to 24.0% and 48.4% of “Other foreign governments” and 4.3% and 3.7% of “Total investments” as at December 31, 2010 and December 31, 2009, respectively.

(c)	Proposed disclosure

In response to the Staff’s comment, the Company proposes to include additional disclosure in next year’s Form 10-K on the Company’s investments in sovereign debt and financial institutions in Portugal, Italy, Ireland, Greece and Spain and the Euro Zone.

The table below includes the data from the Investment note on Page 110 in the 2010 Form 10-K - “Other foreign governments” classification.

	As at December 31, 2010
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Other foreign governments

Sovereign Debt
Eurozone
Portugal, Ireland, Italy, Greece and Spain	18,658	305	(435)	18,528
Other	38,934	1,797		40,731
Total	57,592	2,102	(435)	59,259
Other (ex Euro Zone)	142,645	12,770	(19)	155,396
	200,237	14,872	(454)	214,655

Financial Institutions
Eurozone
Portugal, Ireland, Italy, Greece and Spain
Other	9,154	97		9,251
Total	9,154	97		9,251
Other (ex Euro Zone)	58,396	3,649	(26)	62,019
	67,550	3,746	(26)	71,270

Total	267,787	18,618	(480)	285,925

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at +41 27 721 0857.

Sincerely,

/s/ Patrick Boisvert
Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings, S.A

cc:           David A. Brown
Chief Executive Officer and Director
Flagstone Reinsurance Holdings, S.A.

William Fawcett
General Counsel
Flagstone Reinsurance Holdings, S.A.

LizabethAnn Eisen
Cravath, Swaine & Moore LLP

Andrew Downes
Deloitte & Touche